December 8, 2016
VIA EDGAR
Laura Nicholson
Special Counsel
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, D.C.

 Re: Alliance Freight Lines, Inc.
      Amendment No. 2 to Offering Statement on Form 1-A
      Filed November 8, 2016
      File No. 024-10578

Dear Ms. Nicholson,

 On behalf of Alliance Freight Lines, Inc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Monday December 12, 2016, or as soon as practicable.

 In making this request, Alliance Freight Lines, Inc., acknowledges that:

* The State of Illinois has advised that it is prepared to qualify the offering.
* Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Alliance Freight Lines, Inc., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
* Alliance Freight Lines, Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at (847) - 200 - 9031 or by e-mail at vlad@vladandbrother.com.

Sincerely,

By: Vladislav Gasnikov
Its: Chief Executive Officer
/s/ Vladislav Gasnikov